UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number 1-15525

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Edwards Lifesciences Corporation of Puerto Rico
Savings and Investment Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Edwards Lifesciences Corporation

One Edwards Way
Irvine, California 92614
(949) 250-2500

Edwards Lifesciences Corporation of Puerto Rico
Savings and Investment Plan
Index to Financial Statements and Supplemental Schedule

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2005 and 2004	3
Notes to Financial Statements	4
Supplemental Schedule	10
Signature	11
Exhibit:
23—Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and the Administrative and Investment Committee
for the Edwards Lifesciences Corporation Employee Benefit Plans:

We have audited the accompanying statements of net assets available for benefits of the Edwards Lifesciences Corporation of Puerto Rico Savings and Investment Plan (“the Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the years ended December 31, 2005 and 2004.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOSS ADAMS LLP

Orange County, California

June 28, 2006

Edwards Lifesciences Corporation of Puerto Rico
Savings and Investment Plan
Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
ASSETS
Investments in Master Trust, at fair value	$9,543,705	$8,373,307
Participant loans	1,161,254	985,738
Company contributions receivable	262,552	—
NET ASSETS AVAILABLE FOR BENEFITS	$10,967,511	$9,359,045

The accompanying notes are an integral part of these financial statements.

Edwards Lifesciences Corporation of Puerto Rico
Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2005	2004
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of Master Trust	$114,937	$611,814
Interest	207,259	161,877
Participant loan interest	56,827	47,132
Dividends	20,048	5,995
Total investment income	399,071	826,818
Contributions:
Participant contributions	853,740	862,995
Company contributions	1,299,530	768,245
Total contributions	2,153,270	1,631,240
Total additions	2,552,341	2,458,058
Deductions from net assets attributed to:
Benefits paid to participants	903,646	319,266
Administrative expenses	40,229	45,685
Total deductions	943,875	364,951
Net increase in net assets available for benefits	1,608,466	2,093,107
Net assets available for benefits:
Beginning of year	9,359,045	7,265,938
End of year	$10,967,511	$9,359,045

The accompanying notes are an integral part of these financial statements.

Edwards Lifesciences Corporation of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements

1.   Description of the Plan

The following description of the Edwards Lifesciences Corporation of Puerto Rico Savings and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution retirement plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participation in the Plan is available to employees of the Edwards Lifesciences Corporation of Puerto Rico (“the Company”) who have met certain eligibility requirements, as described below. Certain reclassifications have been made to the 2004 financial statements in order to conform to the 2005 presentation.

Eligibility

Employees become eligible to participate in the Plan on the thirty-first day after an employee is credited with an hour of service. Eligible individuals are those who are employees of the Company, or a subsidiary, division or facility of the Company that has adopted the Plan, other than:

1.                Puerto Rico employees covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan;

2.                Employees otherwise excluded from the groups of employees to whom the Plan is extended;

3.                Leased employees who are employed by another company that provides services to Edwards; and

4.                Individuals who perform services under a written or verbal agreement that classifies them as independent contractors or that otherwise contains a waiver of participation in the Plan, regardless of such individual’s employment status under common law.

Plan Administration

The Plan is administered by the Administrative and Investment Committee for the Edwards Lifesciences Corporation Employee Benefit Plans (the “Committee”). The Committee has authority, responsibility and control over the management of the assets of the Plan. Members of the Committee are appointed by the Board of Directors of the Parent Company and are currently employees of the Parent Company. Banco Popular de Puerto Rico and State Street Bank and Trust Company (“Trustees”) serve as trustees of the Plan assets and CitiStreet provides record keeping services for the Plan.

Contributions

The Plan allows tax deferred contributions intended to qualify under the applicable laws of the Commonwealth of Puerto Rico and the United States Internal Revenue Code (“IRC”). Eligible participants may make pre-tax contributions up to 10% of their eligible annual compensation within certain limitations. The Company matches the first four percent of the participant’s annual eligible compensation contributed to the Plan at the rate of 50 cents for each contributed dollar. Each eligible employee will also receive a profit sharing contribution in an amount targeted at two percent of such employee’s 1165(e) eligible earnings for prior year as defined by the plan. Certain employees are also eligible for supplemental profit sharing contributions related to changes in the Company’s pension plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching and profit sharing contributions and the allocation of the participant’s share of the Plan’s net earnings and losses, net of certain investment management fees. Allocations are based on participant account balances, as defined.

Vesting

Participants are immediately fully vested in their plan accounts (other than their Company matching and profit sharing contributions), plus actual earnings thereon. Vesting in a participant’s Company matching and profit sharing contributions plus actual earnings thereon is based on years of continuous service. A participant vests in Company matching and profit sharing contributions in annual increments of 20% and, therefore, is 100% vested after five years of credited service. Participants are immediately fully vested in any supplemental profit sharing contributions received as a result of the changes in the Company’s pension plan. On termination of service due to death, disability, or attainment of normal retirement age, a participant shall become fully vested.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions in any of the following investment options within the Master Trust:

Commingled Funds:

SSgA Stable Value Fund—Funds are invested in investment contracts issued by insurance companies, banks, and other financial institutions, as well as enhanced short-term investment products.

PIMCO Total Return Fund—Fund invests, under normal circumstances, at least 65% of its assets in fixed income securities.

BGI Lifepath 2010 Fund—The fund uses an asset allocation approach; a neutral mix would be 30% equities, 60% debt securities, and 10% cash. The allocation changes, becoming more conservative, as the fund nears its maturation. The fund allocates assets among securities contained in various domestic and foreign indexes; it may invest up to 20% of assets in securities traded in foreign markets.

BGI Lifepath 2020 Fund—The fund uses an asset-allocation approach; a neutral mix would be 65% equities and 35% debt securities. The fund allocates assets among securities contained in various domestic and foreign indexes; it may invest up to 20% of assets in securities traded in foreign markets.

BGI Lifepath 2030 Fund—The fund uses an asset allocation approach; a neutral mix would be 70% equities and 30% debt securities. The allocation changes, becoming more conservative, as the fund nears its maturation. The fund allocates assets among securities contained in various domestic and foreign indexes; it may invest up to 20% of assets in securities traded in foreign markets.

BGI Lifepath 2040 Fund—The fund uses an asset allocation approach; a neutral mix would be 100% equities. The allocation changes, becoming more conservative, as the fund nears its maturation. The fund allocates assets among securities contained in various domestic and foreign indexes; it may invest up to 20% of assets in securities traded in foreign markets.

SSgA Moderate Strategic Balanced Fund—The fund invests in a broad diversification of major global asset classes.

SSgA S&P 500 Flagship Fund—The fund invests in all 500 stocks of the S&P 500 Index in proportion to their weightings in the Index.

Van Kampen Growth and Income Fund—Invests primarily in income-producing equity securities, including common stocks and convertible securities (although investments are also made in nonconvertible preferred stocks and debt securities).

Smith Barney Large Cap Growth Fund—The portfolio consists of securities of large-cap companies with the highest growth potential.

Dreyfus Mid Cap Index Fund—The fund generally is fully invested in stocks included in the S&P MidCap 400 index, which is composed of 400 stocks of medium-size domestic and some Canadian companies with market capitalizations ranging between approximately $900 million and $3 billion, depending on index composition.

Dreyfus Small Cap Stock Index Fund—The fund invests in a representative sample of stocks included in the S&P SmallCap 600 Index, and in futures whose performance is tied to the index.

Smith Barney Small Cap Stock Index Fund—The fund invests in stocks of U.S. companies with relatively small market capitalizations, representing several industries and market sectors that are considered by the fund manager to be undervalued by the market or out-of-favor with investors.

UBS U.S. Small Cap Growth Fund—The fund normally invests at least 80% of assets in equity securities of U.S. small capital growth companies. These companies typically have a market capitalization of $2 billion or less at the time of purchase. Investments in equity securities may include common stock and preferred stock. The fund seeks to invest in companies with strong business franchises and attractive competitive positions that generate rapidly rising earnings. Management targets companies with earnings growth in the top 40%. The fund may invest up to 20% of its total assets in foreign securities.

Templeton Foreign Fund—The fund invests 80% of net assets in equity securities of companies outside the United States.

Self-Managed Funds:

Self-Managed Funds—This is a brokerage option that allows participants to invest in approximately 200 different mutual funds.

Common Stock Funds:

Edwards Lifesciences Corporation Stock Fund—Consists of Edwards Common Stock. Voting rights are passed through to individual participants.

Baxter Common Stock Fund (for certain eligible employees)—Funds are invested primarily in Baxter common stock. Effective April 1, 2000, participants may no longer elect that contributions be invested in the fund, nor may they transfer any existing account balances into the fund.

Participant Loans

Participants may borrow an amount ranging from a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. The loan bears interest based on the applicable prime rate at the time of issuance plus 1%, which interest rates presently range from 5.0% to 10.5%, and has a maximum term of five years (or ten years if used to acquire a home).

Payment of Benefits

On termination of service or otherwise becoming eligible to receive benefits, a participant may elect to receive a lump-sum amount equal to the value of the participant’s account, receive periodic installments or transfer the balance in the participant’s account to another qualified plan. Vested accounts of $5,000 or less will be automatically paid in a lump-sum amount. Effective March 28, 2005, vested accounts of $1,000 or less will be automatically paid in a lump-sum amount.

A participant may make withdrawals from the participant’s accounts (except as provided in the Plan document) upon reaching age 59 1/2, becoming fully vested and completing five years of Plan participation. Withdrawals may also be made for financial hardship, which is determined pursuant to the provisions of the IRC. Upon making a hardship withdrawal, a participant may not make additional pre-tax contributions for a period of 12 months from the date of the withdrawal payment.

Administrative Expenses

In 2005 and 2004, substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

Forfeitures

A participant’s nonvested balance is forfeited at the time of termination of employment. Such forfeitures may be used to offset future Company matching contributions. Forfeitures outstanding were approximately $5,488 and $2,898 as of December 31, 2005 and 2004, respectively.

2.   Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The investment in the Master Trust (see Note 3) is valued at the net asset value of the underlying investments within the Master Trust. The Master Trust’s assets are primarily invested in funds managed by State Street Bank and Trust Company through a commingled employee benefit funds trust. Units have been purchased in funds which invest primarily in securities of major U.S. companies, international equity securities in both developed and emerging markets, and government agency fixed income securities.

Net appreciation in the Master Trust includes realized gains and losses on the sale of investments and unrealized appreciation or depreciation.

Payment of Benefits

Benefits to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Risks and Uncertainties

The Plan provides for various investment options in any combination of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

3.   Investments

The Master Trust, held by State Street Bank and Trust Company holds the assets of the Plan and the Edwards Lifesciences Corporation 401(k) Savings and Investment Plan.

The accompanying statements of net assets available for Plan benefits reflect the apportioned share of the underlying Plan assets and liabilities of the Trust. Allocations of net income from the Trust are based on the Plan’s net assets at the beginning of the year with adjustments for contributions and benefit payments made during the year.

Summarized financial information as provided by State Street Bank and Trust Company for the Trust as of December 31 is as follows:

	December 31,
	2005	2004
Commingled and common stock funds	$177,508,192	$161,767,315
Net assets held by Master Trust	$177,508,192	$161,767,315
% of plan net assets held by Master Trust	5%	5%

Investment income from Master Trust investments for the years ended December 31, 2005, and 2004 is as follows:

	Year Ended December 31,
	2005	2004
Interest income	$1,843,666	$1,664,187
Dividend income	1,487,128	575,225
Net appreciation in fair value of Commingled and common stock funds	4,757,926	13,411,441
Plan investment income from Master Trust	$8,088,720	$15,650,853
% of plan investment income from Master Trust	4%	5%

4.   Distribution Priorities upon Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the account balance of each participant will become 100% vested and all assets, net of expenses, will be distributed to the participants or the participants’ beneficiaries.

5.   Tax Status of the Plan

The Company has received a favorable determination letter from the Internal Revenue Service and the Puerto Rico Treasury Department (Departmento de Hacienda) on the Plan’s federal income tax status. Although the Plan has since been amended, the Plan Administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of both internal revenue codes.

6.   Related Parties

At December 31, 2005 and 2004, the Plan, through its investment in the Master Trust, held units of participation in certain commingled funds, which held shares of common stock of the Company, and held short-term investment funds of the Trustee. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

Edwards Lifesciences Corporation
Puerto Rico Savings and Investment Plan
Schedule H – line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2005

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Participant Loans	Varying maturity dates with interest rates ranging from 5.0% to 10.5%	—	$1,161,254

*                    Party-in-interest for which a statutory exemption exists.

SIGNATURE

The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EDWARDS LIFESCIENCES CORPORATION OF PUERTO RICO SAVINGS AND INVESTMENT PLAN

June 27, 2006	By:	/s/ ROBERT C. REINDL
Robert C. Reindl
Member of the Administrative and Investment Committee for the Edwards Lifesciences Corporation Employee Benefit Plans

EXHIBIT INDEX

Exhibits are identified below. Exhibit 23 is filed herein as an exhibit hereto.

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm